UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 26, 2018

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England, WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No  

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No  

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82-  n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.  Press release entitled “Smith & Nephew Second Quarter and First Half 2018 Results”, dated July 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: July 26, 2018	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith & Nephew Second Quarter and First Half 2018 Results

Q2 revenue growth of 4% reported and 2% underlying
Full year guidance reconfirmed

26 July 2018

Smith & Nephew (LSE:SN, NYSE:SNN), the global medical technology business, reports results for the second quarter and first half ended 30 June 2018:

	Reported			Trading[2]
	30 June	1 July	Reported	30 June	1 July	Underlying
	2018	2017	growth	2018	2017	growth
	$m	$m	%	$m	$m	%
Second Quarter Results[1]
Revenue	1,245	1,194	4	1,245	1,194	2

First Half Results[1]
Revenue	2,440	2,336	4	2,440	2,336	1
Operating profit	372	414
Trading profit				507	493
Operating/trading profit margin (%)	15.3	17.7		20.8	21.1
EPS/ EPSA (cents)	31.4	37.0		43.7	43.0

Namal Nawana, Chief Executive Officer, said:

“We delivered 4% reported and 2% underlying growth in the quarter. We reconfirm our full year guidance.

“In my first few weeks at Smith & Nephew I have reviewed our businesses and operations and validated that we have an excellent product portfolio with numerous best-in-class medical technologies. We are now focused on energising and organising the business to accelerate growth.”

  Second Quarter Highlights1

•	Q2 reported revenue growth of 4%, including 2% FX tailwind, with underlying growth of 2%
•	Established Markets returned to growth, with improved dynamics across Hip and Knee Implants and strong performance from Sports Medicine and Advanced Wound Devices
•	Emerging Markets up 6%; double digit China growth offset by lower level of Middle East tenders

First Half Highlights1

•	H1 reported revenue growth of 4%, including 3% FX tailwind, with underlying revenue up 1%
o	Trading profit margin down 30bps, in line with guidance
o	Operating profit margin down 240bps, reflecting $58 million costs of APEX programme
•	APEX programme on track, with actions undertaken in H1 which will deliver more than $50 million of annualised benefits
•	Trading cash flow of $387 million, up from $327 million in 2017, with higher trading profit to cash conversion ratio of 76% (2017: 66%)
•	Adjusted earnings per share (EPSA) up 2% to 43.7¢, reflecting improved trading (EPS 31.4¢; 2017 37.0¢)
•	Interim dividend of 14.0¢ per share, in-line with our progressive dividend policy (2017: 12.3¢)

Full year guidance unchanged

•	Underlying revenue growth expected to be in the range 2-3% with a trading profit margin at or above that achieved in 2017
•	Tax rate on trading results expected to be within the range of 20-21% barring changes to tax legislation or other one-off items

Analyst conference call

An analyst meeting and conference call to discuss Smith & Nephew’s second quarter trading and first half 2018 results for the period ended 30 June 2018 will be held today, Thursday 26 July at 9:00am BST / 4:00am EDT. This will be webcast live and available for replay shortly after. The details can be found on the Smith & Nephew website at www.smith-nephew.com/results.

Enquiries

ndreq
Investors
Andrew Swift	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Ben Atwell / Andrew Ward	+44 (0) 20 3727 1000
FTI Consulting

Notes

1.

Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2017 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired business combinations and recent business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the corresponding period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease measured by translating current and prior year revenue into US Dollars using a constant fixed rate.

2.

Certain items included in ‘trading results’, such as trading profit, trading profit margin, trading cash flow, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Note 8 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Interim Financial Statements.

Smith & Nephew Second Quarter Trading and First Half 2018 Results

Second Quarter 2018 Trading Update

Our second quarter revenue was $1,245 million (2017: $1,194 million), up 4% on a reported basis, including a foreign exchange tailwind of 2%. Revenue was up 2% on an underlying basis.

The second quarter 2018 comprised 64 trading days, one more than in the same period of 2017, which typically impacts our surgical businesses more than our Advanced Wound Management businesses and the Established Markets more than the Emerging Markets.

Unless otherwise specified as ‘reported’ all revenue growth rates throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2017 period.

Second Quarter Consolidated Revenue Analysis

	30 June	1 July	Reported	Underlying	Acquisitions	Currency
	2018	2017	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Sports Medicine, Trauma & Other	502	480	5	2	1	2
Sports Medicine Joint Repair	173	152	13	8	3	2
Arthroscopic Enabling Technologies	153	151	1	-1	-	2
Trauma & Extremities	122	127	-4	-5	-	1
Other Surgical Businesses	54	50	10	8	-	2

Reconstruction	414	396	4	3	-	1
Knee Implants	258	246	5	3	-	2
Hip Implants	156	150	4	1	-	3

Advanced Wound Management	329	318	4	1	-	3
Advanced Wound Care	187	177	6	2	-	4
Advanced Wound Bioactives	87	92	-5	-6	-	1
Advanced Wound Devices	55	49	12	9	-	3

Total	1,245	1,194	4	2	-	2

Consolidated revenue by geography
US	590	582	1	1	-	-
Other Established Markets(ii)(iii)	429	403	6	1	-	5
Total Established Markets	1,019	985	3	1	-	2
Emerging Markets(iii)	226	209	8	6	-	2
Total	1,245	1,194	4	2	-	2

(i)	Underlying growth is defined in Note 1 on page 2
(ii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand
(iii)

Included within the Q2 2017 analysis is a reclassification of $5 million of revenue formerly included in Other Established Markets which has now been included in Emerging Markets in order to present consistent analysis to the Q2 2018 results

Regional performance

Revenue grew 1% in the Established Markets in the quarter, an improved performance over the first quarter as procedure levels returned to more normal levels in most markets over the period.

Revenue was up 6% in the Emerging Markets. China, our largest Emerging Markets business, delivered strong double digit growth. Growth across most of our other Emerging Markets countries remained good, although the Middle East faced a strong comparator period following a significant tender order in 2017 which mainly benefitted our Trauma & Extremities franchise.

Q2 2018 Franchise Highlights

Sports Medicine Joint Repair delivered 8% revenue growth in the quarter. Within this, the recently acquired REGENETEN◊ Bioinductive Implant for rotator cuff repair is performing ahead of our expectations, contributing to sustained growth from our shoulder repair portfolio. In Arthroscopic Enabling Technologies revenue was down -1%, an improvement over recent quarters, as our actions are stabilising performance in mechanical resection.

Trauma & Extremities revenue was down -5%, reflecting the tough comparator period in the Middle East described above. We delivered a strong performance in Plates and Screws following the successful launch of the EVOS◊ SMALL plating system, which we expect to drive an improved franchise performance in the second half of the year.

Our Other Surgical Businesses franchise revenue grew 8% in the quarter. Our robotic NAVIO◊ Surgical System had a strong quarter in the US as we benefited from its unique portfolio of partial and total knee applications.

Knee Implants revenue was up 3% driven by our leading portfolio including the JOURNEY◊ II, LEGION◊ and ANTHEM◊ knee systems. Revenue from our Hip Implants franchise was up 1%, globally with the US delivering its strongest growth in a number of years driven by a renewed focus on our POLAR3◊ total hip solution and its class-leading survivorship data.

Advanced Wound Care delivered 2% revenue growth as our actions to improve performance in Europe are beginning to have a positive impact, although certain end markets remain soft, as previously reported.

Advanced Wound Bioactives revenue declined -6%, an improvement on the first quarter. SANTYL◊ performed sequentially better, but OASIS◊ continued to perform significantly below last year.

Advanced Wound Devices delivered 9% revenue growth. Our disposable negative pressure wound therapy (‘NPWT’) device PICO◊, continued to perform strongly. During the quarter, the UK’s National Institute for Health and Care Excellence (NICE) issued a Medtech innovation briefing on the prophylactic use of PICO as a potentially more effective alternative to standard surgical dressings in the prevention of surgical site complications. This is the only such brief published by NICE on an NPWT device for preventing this type of complications.

First Half 2018 Consolidated Analysis

Smith & Nephew results for the first half ended 30 June 2018:

	Half year	Half year	Reported
	2018	2017	growth
	$m	$m	%
Revenue	2,440	2,336	4
Operating profit	372	414	-10
Acquisition-related costs	2	2
Restructuring and rationalisation costs	58	-
Amortisation and impairment of acquisition intangibles	57	65
Legal and other	18	12
Trading profit (non-IFRS)	507	493	3
	¢	¢
Earnings per share “EPS”	31.4	37.0	-15
Acquisition-related costs	0.2	0.2
Restructuring and rationalisation costs	5.0	-
Amortisation and impairment of acquisition intangibles	5.1	4.7
Legal and other	2.0	1.1
Adjusted Earnings per share “EPSA”	43.7	43.0	2

First Half 2018 Analysis

Our first half revenue was $2,440 million (H1 2017: $2,336 million), up 4% on a reported basis, including a foreign exchange tailwind of 3%. Revenue was up 1% on an underlying basis.

Reported operating profit of $372 million (H1 2017: $414 million) is after integration and acquisition costs, as well as restructuring and rationalisation costs, amortisation of acquisition intangibles and legal and other items incurred in the first half (see Note 8 to the Interim Financial Statements).

Trading profit was $507 million in the first half (H1 2017: $493 million), and the trading profit margin was 20.8% (H1 2017: 21.1%), down 30bps due to the expected revenue and cost phasing across the year.

In the first half, the Accelerating Performance and Execution (APEX) programme, initiated at the end of 2017, incurred restructuring costs, primarily cash, of $58 million with actions undertaken that will result in annualised benefits of more than $50 million. We are on track across all three workstreams of 1) Manufacturing, Warehousing and Distribution, 2) General and Administrative (G&A) Expenses, and 3) Commercial Effectiveness. APEX is expected to drive an annualised benefit of $160 million by 2022 for a one-off cost of $240 million.

The net interest charge within reported results was $25 million (H1 2017: $25 million).

The tax rate on trading results for the 2018 half year was 20.1% (H1 2017: 19.0%) in line with our guided rate of between 20% and 21%. The reported tax rate for the 2018 half year was 19.6% (H1 2017: 15.4%) (see Note 3 for further details on taxation).

Adjusted earnings per share (‘EPSA’) was up 2% at 43.7¢ (87.4¢ per ADS) (H1 2017: 43.0¢). Basic earnings per share (‘EPS’) was 31.4¢ (62.8¢ per ADS) (H1 2017: 37.0¢), primarily arising from the restructuring costs in the current year.

Cash generated from operations was $418 million (H1 2017: $438 million) and trading cash flow was $387 million (H1 2017: $327 million) (see Note 8 for a reconciliation between cash generated from operations and trading cash flow). The trading profit to cash conversion ratio was 76% (H1 2017: 66%) as a result of actions to improve working capital performance.

Interim Dividend

Consistent with previous periods, the interim dividend is set by a formula and is equivalent to 40% of the total dividend for the previous year. The interim dividend for the first half of 2018 is therefore 14.0¢ per share (28.0¢ per ADS), a 14% increase on last year (H1 2017: 12.3¢ per share). This equates to 10.7 pence per share at prevailing exchange rates as of 20 July 2018. The interim dividend will be paid on Wednesday 31 October 2018 to shareholders on the register at the close of business on Friday 5 October 2018.

Outlook

Smith & Nephew is on-track to deliver on its guidance for full year underlying revenue growth in the range of 2-3% and a trading profit margin at or above that achieved in 2017, as updated at the first quarter trading results.

Our reported revenue growth rate will also include an estimated 1% benefit from foreign exchange rates prevailing on 20 July 2018 and the Rotation Medical acquisition.

We continue to expect the 2018 tax rate on trading results to be in the range of 20% to 21%, barring any changes to tax legislation or other one-off items.

Forward calendar

The Q3 Trading Report will be released on 1 November 2018.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has more than 15,000 employees and a presence in more than 100 countries. Annual sales in 2017 were $4.8 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com,  follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊ Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

First Half Consolidated Revenue Analysis

	30 June	1 July	Reported	Underlying	Acquisitions	Currency
	2018	2017	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Sports Medicine, Trauma & Other	994	946	5	1	1	3
Sports Medicine Joint Repair	343	303	13	7	3	3
Arthroscopic Enabling Technologies	305	304	-	-3	-	3
Trauma & Extremities	243	246	-1	-3	-	2
Other Surgical Businesses	103	93	11	9	-	2

Reconstruction	827	792	4	1	-	3
Knee Implants	517	490	5	3	-	2
Hip Implants	310	302	3	-	-	3

Advanced Wound Management	619	598	4	-1	-	5
Advanced Wound Care	370	347	7	1	-	6
Advanced Wound Bioactives	146	158	-8	-8	-	-
Advanced Wound Devices	103	93	11	6	-	5

Total	2,440	2,336	4	1	-	3

Consolidated revenue by geography
US	1,135	1,137	-	-1	1	-
Other Established Markets(ii)(iii)	875	812	8	-	-	8
Total Established Markets	2,010	1,949	3	-1	1	3
Emerging Markets(iii)	430	387	11	8	-	3
Total	2,440	2,336	4	1	-	3

(i)	Underlying growth is defined in Note 1 on page 2
(ii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand
(iii)

Included within the first half 2017 analysis is a reclassification of $10 million of revenue formerly included in Other Established Markets which has now been included in Emerging Markets in order to present consistent analysis to the first half 2018 results

2018 HALF YEAR CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Group Income Statement for the half year to 30 June 2018

		Half year	Half year
		2018	2017
	Notes	$m	$m
Revenue	2	2,440	2,336
Cost of goods sold		(653)	(603)
Gross profit		1,787	1,733
Selling, general and administrative expenses		(1,299)	(1,212)
Research and development expenses		(116)	(107)
Operating profit	8	372	414
Interest income		4	3
Interest expense		(29)	(28)
Other finance costs		(8)	(6)
Share of results of associates		2	-
Profit before taxation		341	383
Taxation	3	(67)	(59)
Attributable profitA		274	324
Earnings per shareA
Basic	8	31.4¢	37.0¢
Diluted		31.2¢	37.0¢

Unaudited Group Statement of Comprehensive Income for the half year to 30 June 2018

	Half year	Half year
	2018	2017
	$m	$m
Attributable profitA	274	324
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	8	11
Taxation on other comprehensive income	(8)	3
Total items that will not be reclassified to income statement	-	14

Items that may be reclassified subsequently to income statement
Exchange differences on translation of foreign operations	(78)	114
Fair value remeasurement of available for sale asset	-	(9)
Net gains/(losses) on cash flow hedges	23	(23)
Total items that may be reclassified subsequently to income statement	(55)	82
Other comprehensive (loss)/income for the period, net of taxation	(55)	96
Total comprehensive income for the periodA	219	420

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 30 June 2018

		30 June	31 December	1 July
		2018	2017	2017
	Notes	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,056	1,049	1,032
Goodwill		2,348	2,371	2,227
Intangible assets		1,290	1,371	1,360
Investments		21	21	23
Investment in associates		119	118	112
Other non-current assets		13	16	-
Retirement benefit assets		81	62	-
Deferred tax assets		129	127	106
		5,057	5,135	4,860
Current assets
Inventories		1,352	1,304	1,298
Trade and other receivables		1,205	1,258	1,212
Cash at bank	6	99	169	69
		2,656	2,731	2,579
TOTAL ASSETS		7,713	7,866	7,439

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		178	178	178
Share premium		607	605	603
Capital redemption reserve		17	17	17
Treasury shares		(234)	(257)	(260)
Other reserves		(283)	(228)	(293)
Retained earnings		4,358	4,329	3,956
Total equity		4,643	4,644	4,201

Non-current liabilities
Long-term borrowings	6	1,420	1,423	1,604
Retirement benefit obligations		131	131	153
Other payables		94	128	64
Provisions		63	97	121
Deferred tax liabilities		115	97	111
		1,823	1,876	2,053

Current liabilities
Bank overdrafts and loans	6	86	27	64
Trade and other payables		831	957	792
Provisions		137	129	115
Current tax payable		193	233	214
		1,247	1,346	1,185
Total liabilities		3,070	3,222	3,238
TOTAL EQUITY AND LIABILITIES		7,713	7,866	7,439

Unaudited Condensed Group Cash Flow Statement for the half year to 30 June 2018

	Half year	Half year
	2018	2017
	$m	$m
Cash flows from operating activities
Profit before taxation	341	383
Net interest payable	25	25
Depreciation, amortisation and impairment	228	219
Share of results of associates	(2)	-
Share-based payments expense (equity settled)	18	15
Net movement in post-retirement obligations	(9)	(8)
Movement in working capital and provisions	(183)	(196)
Cash generated from operations	418	438
Net interest and finance costs paid	(26)	(25)
Income taxes paid	(95)	(62)
Net cash inflow from operating activities	297	351

Cash flows from investing activities
Acquisitions, net of cash acquired	(20)	(32)
Capital expenditure	(178)	(178)
Purchase of investments	(1)	(7)
Net cash used in investing activities	(199)	(217)
Net cash inflow before financing activities	98	134

Cash flows from financing activities
Proceeds from issue of ordinary share capital	2	3
Proceeds from own shares	1	1
Purchase of own shares	(32)	(35)
Equity dividends paid	(198)	(162)
Cash movements in borrowings	54	53
Settlement of currency swaps	4	10
Net cash used in financing activities	(169)	(130)

Net (decrease)/increase in cash and cash equivalents	(71)	4
Cash and cash equivalents at beginning of period	155	38
Exchange adjustments	(3)	2
Cash and cash equivalents at end of periodB	81	44

B	Cash and cash equivalents at the end of the period are net of overdrafts of $18 million (1 July 2017: $25 million).

Unaudited Group Statement of Changes in Equity for the half year to 30 June 2018

				Capital
		Share	Share	redemption	Treasury	Other	Retained	Total
		capital	premium	reserve	shares	reserves	earnings	equity
	Notes	$m	$m	$m	$m	$m	$m	$m
At 31 December 2017		178	605	17	(257)	(228)	4,329	4,644
Adjustment on initial application of IFRS 9 (net of tax)	1	-	-	-	-	-	(11)	(11)
Adjusted balance as at 1 January 2018		178	605	17	(257)	(228)	4,318	4,633
Attributable profitA		-	-	-	-	-	274	274
Other comprehensive incomeA		-	-	-	-	(55)	-	(55)
Equity dividends paid		-	-	-	-	-	(198)	(198)
Share-based payments recognised		-	-	-	-	-	18	18
Purchase of own sharesC		-	-	-	(32)	-	-	(32)
Cost of shares transferred to beneficiaries		-	-	-	18	-	(17)	1
Cancellation of treasury sharesC		-	-	-	37	-	(37)	-
Issue of ordinary share capital		-	2	-	-	-	-	2
At 30 June 2018		178	607	17	(234)	(283)	4,358	4,643

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2017	180	600	15	(432)	(375)	3,970	3,958
Attributable profitA	-	-	-	-	-	324	324
Other comprehensive incomeA	-	-	-	-	82	14	96
Equity dividends paid	-	-	-	-	-	(162)	(162)
Share-based payments recognised	-	-	-	-	-	15	15
Taxation on share-based payments	-	-	-	-	-	1	1
Purchase of own sharesC	-	-	-	(35)	-	-	(35)
Cost of shares transferred to beneficiaries	-	-	-	11	-	(10)	1
Cancellation of treasury sharesC	(2)	-	2	196	-	(196)	-
Issue of ordinary share capital	-	3	-	-	-	-	3
At 1 July 2017	178	603	17	(260)	(293)	3,956	4,201

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

C

Shares issued in connection with the Group’s share incentive plans are bought back on a quarterly basis. During the half year ended 30 June 2018, a total of 1.8 million ordinary shares were purchased at a cost of $32 million and 2.4 million ordinary shares were cancelled (2017: 2.2 million ordinary shares were purchased at a cost of $35 million and 13.2 million ordinary shares were cancelled).

Notes to the Condensed Consolidated Interim Financial Statements

1.      Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements (‘Interim Financial Statements’), ‘Group’ means the Company and all its subsidiaries. These Interim Financial Statements have been prepared in conformity with IAS 34 Interim Financial Reporting as adopted by the European Union (‘EU’). This is the first set of the Group’s financial statements where IFRS 15 Revenue from contracts with customers and IFRS 9 Financial Instruments have been applied. A number of other amendments to standards are effective from 1 January 2018 none of which have a material effect on the Group’s financial statements. The financial information herein has been prepared on the basis of the accounting policies set out in the annual published consolidated financial statements of the Group for the year ended 31 December 2017 except as described in New accounting standards effective 2018 below.

The Group prepares its annual published consolidated financial statements on the basis of International Financial Reporting Standards (‘IFRS’) as adopted by the EU and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board. However, the differences have no impact for the periods presented. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s accounting policies requiring management to use significant estimates and assumptions are: valuation of inventories; impairment; taxation and liability provisions. There has been no change in the methodology of applying management judgement to these policies since the year ended 31 December 2017.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The Directors believe that the Group is well placed to manage its business risk appropriately. The Directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing these Interim Financial Statements.

The principal risks and uncertainties that the Group is exposed to are consistent with those as at 31 December 2017. These continue to be: legal and compliance risks; cyber security; new product innovation, design and development including intellectual property; quality and regulatory; pricing and reimbursement; business continuity and business change; mergers and acquisitions; talent management; and commercial execution. The risks associated with the current uncertainty around global trade and Brexit are included under business continuity and business change. Further detail on these risks can be found in the 2017 Annual Report of the Group on pages 42-46.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2017. The Group’s statutory financial statements for the year ended 31 December 2017 have been delivered to the Registrar of Companies.

New accounting standards effective 2018

IFRS 15 Revenue from contracts with customers

On 1 January 2018, the Group adopted IFRS 15 Revenue from contracts with customers using the modified retrospective method for contracts which were not completed as of that date. The Group applied the practical expedients in relation to contracts with variable consideration and contracts that were completed at the beginning of the earliest period presented and/or modified before the beginning of the earliest period presented.

Under IFRS 15, revenue is recognised as the performance obligations to deliver products or services are satisfied and revenue is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. The Group undertook a detailed impact assessment applying IFRS 15 to all the existing ways in which the Group delivers products or services to customers to identify divergence with previous accounting practice governed by IAS 18 Revenue and concluded that IFRS 15 does not have a significant impact on the timing and recognition of revenue. Accordingly, there was no impact on transition to IFRS 15.

IFRS 9 Financial Instruments

On 1 January 2018, the Group adopted IFRS 9 Financial Instruments. The Group has not restated comparative information for prior periods with respect to classification and measurement (including loss allowance) requirements.

The amendments to IFRS 9 mainly relate to the classification and measurement of financial instruments. IFRS 9 largely retains the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement for the classification and measurement of financial liabilities; however, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale. The Group elected, from 1 January 2018, to present changes in the fair value of trade investments in the income statement. The Group also elected to continue to apply the hedge accounting guidance in IAS 39 Financial Instruments: Recognition and Measurement.

With respect to loss allowances for trade receivables, IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model. The Group, from 1 January 2018, will measure loss allowances for trade receivables at an amount equal to lifetime expected credit losses. In determining credit risk, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis based on the Group’s historical experience, and forward-looking information. The Group considers the model and some of the assumptions used in calculating these ECLs as sources of estimation uncertainty. The Group performed the calculation of ECL rates separately for customer groups which were segmented based on common risk characteristics such as credit risk grade and type of customer (such as government and non-government). The Group has determined that the application of IFRS 9 at 1 January 2018 results in an additional loss allowance for trade receivables of $14 million. This transition adjustment gives rise to a deferred tax credit of $3m.

A number of other new amendments to standards are effective from 1 January 2018 but they do not have a material effect on the Group’s financial statements.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2018 and earlier application is permitted; however, the Group has not early adopted them in preparing these interim financial statements.

IFRS 16 Leases will be adopted retrospectively with the cumulative effect of initially applying the standard recognised at 1 January 2019. The Group has completed an initial assessment of the potential impact on its consolidated financial statements but has not yet completed its detailed assessment. Thus far, the most significant impact identified is that the Group will recognise new assets and liabilities for its land and buildings operating leases. As at 31 December 2017, the Group’s future minimum lease payments under all non-cancellable operating leases amounted to $234 million, on an undiscounted basis, of which $200 million related to land and buildings.

2.      Business segment information

The Group is engaged in a single business activity, being the development, manufacture and sale of medical technology products and services.

Development, manufacturing, supply chain and central functions are managed globally for the Group as a whole. Sales are managed through two geographical selling regions, with a president for each who is responsible for the commercial review of that region. The Executive Committee (‘ExCo’), comprises geographical presidents and certain heads of function and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information on an integrated basis for the Group as a whole and determines the best allocation of resources to Group-wide projects. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 8. In assessing performance, ExCo also considers financial information presented on a geographical selling region and product franchise basis for revenue. Financial information for corporate and functional costs is presented on a Group-wide basis.

The results of the single segment are shown below.

2a.    ExCo evaluates the performance of the single operating segment by considering its trading profit, which is reconciled to the statutory measure for the Group below:

	Half year	Half year
	2018	2017
	$m	$m
Revenue	2,440	2,336
Cost of goods sold	(653)	(603)
Selling, general and administrative expenses	(1,299)	(1,212)
Research and development expenses	(116)	(107)
Operating profit	372	414
Non-trading itemsD	135	79
Trading profitD	507	493
D	The above financial measures are not prepared in accordance with IFRS. The reconciliation to the most directly comparable financial measures calculated in accordance with IFRS is presented in Note 8.

Reconciling Items
	Reported	Underlying	Acquisitions	Currency
	growth	growth	& disposals	impact
	%	%	%	%
Half Year
Revenue growth	4	1	-	3

Further description of why ExCo focuses on the underlying revenue growth and trading measures, and how these reconcile to IFRS measures, is detailed in Note 8.

2b.   Revenue by product franchise and geography

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are performed within one year. In the six months to 30 June 2018, there was no significant revenue associated with the provision of discrete services.

Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a contracted customer purchases directly through an intermediary wholesaler. The contracted customer generally purchases product at its contracted price plus a mark-up from the wholesaler. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the contract price paid to the wholesaler by the customer. The provision for chargebacks is based on expected sell-through levels by the Group’s wholesale customers to contracted customers, as well as estimated wholesaler inventory levels.

Reconstruction, Sports Medicine, Trauma & Other

Reconstruction, Sports Medicine, Trauma & Other consists of the following franchises: Knee Implants and Hip Implants, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies, Trauma & Extremities and Other Surgical Business. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general our Reconstruction, Sports Medicine, Trauma & Other business in Established Markets is direct to hospitals and ambulatory surgery centres whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management

Advanced Wound Management consists of the following product franchises: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Disaggregation of revenue

The following table shows the disaggregation of Group revenue by product franchise:

	Half year	Half year
	2018	2017
	$m	$m
Sports Medicine, Trauma & Other	994	946
Sports Medicine Joint Repair	343	303
Arthroscopic Enabling Technologies	305	304
Trauma & Extremities	243	246
Other Surgical Businesses	103	93

Reconstruction	827	792
Knee Implants	517	490
Hip Implants	310	302

Advanced Wound Management	619	598
Advanced Wound Care	370	347
Advanced Wound Bioactives	146	158
Advanced Wound Devices	103	93
Total	2,440	2,336

        The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management franchises are sold to wholesalers and intermediaries, while products in the other franchises are sold directly to hospitals, ambulatory surgery centres and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives franchises, products are in general sold direct to hospitals and ambulatory surgery centres. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	Half year 2018			Half year 2017
	Established Markets (E)	Emerging Markets	Total	Established Markets (E)	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Reconstruction, Sports Medicine, Trauma & Other Surgical Businesses	1,477	344	1,821	1,428	310	1,738
Advanced Wound Management	533	86	619	521	77	598
Total	2,010	430	2,440	1,949	387	2,336

E	Established Markets comprises US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for the half year was $1,135 million (2017: $1,137 million) and UK revenue for the half year was $106 million (2017: $109 million).

No individual customer comprises more than 10% of the Group’s external sales.

3.      Taxation

The tax rate on trading results for the 2018 half year was 20.1% (H1 2017: 19.0%).  The reported tax rate for the 2018 half year was 19.6% (H1 2017: 15.4%). In 2018, both the tax rate on trading results and the reported tax rate benefit from the enactment of US tax reform effective from 1 January 2018 including the reduction in the US Federal corporate income tax rate from 35% to 21%. In 2017, both the tax rate on trading results and the reported tax rate included a one-off benefit following the conclusion of a US tax audit. Details of the reconciliation between trading results and reported results are set out in Note 8.

As referenced in our 2017 Annual Report, one of the factors that may affect our future tax charge is the review by the European Commission (EC) into whether the UK CFC financing exemption rules constitute illegal State Aid. The EC issued its preliminary view in October 2017 that financing exemption does constitute State Aid and their final decision, following their investigation, is expected later in 2018 or early 2019 and depending on the outcome may then be subject to a further legal process. The financing exemption was introduced into UK legislation by the British government in 2013, and like many other UK based international groups who have followed this legislation, we may be affected by the final outcome. If the preliminary findings of the EC investigation were ultimately to be upheld, we calculate our maximum potential liability as at 30 June 2018 to be approximately $140 million. We do not consider at present that any provision is required in respect of this amount based on our current assessment of the issue.

4.      Dividends

The 2017 final dividend totalling $198 million was paid on 9 May 2018. The 2018 interim dividend of 14.0 US cents per ordinary share was declared by the Board on 25 July 2018. This dividend is payable on 31 October 2018 to shareholders whose names appear on the register at the close of business on 5 October 2018. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 15 October 2018. Shareholders may participate in the dividend re-investment plan and elections must be made by 15 October 2018.

5.      Acquisitions

Half year ended 30 June 2018

The Group made no acquisitions deemed to be business combinations within the scope of IFRS 3 in the half year ended 30 June 2018. The cash outflow of $20 million relates to acquisitions completed in prior periods.

Half year ended 1 July 2017

The Group made no acquisitions deemed to be business combinations within the scope of IFRS 3 in the half year ended 1 July 2017. The cash outflow of $32 million relates to acquisitions completed in prior periods.

6.      Net debt

Net debt as at 30 June 2018 comprises:

	30 June	31 December	1 July
	2018	2017	2017
	$m	$m	$m
Cash at bank	99	169	69
Long-term borrowings	(1,420)	(1,423)	(1,604)
Bank overdrafts and loans due within one year	(86)	(27)	(64)
Net currency swap assets	1	2	2
Net interest rate swap liabilities	(5)	(2)	-
	(1,411)	(1,281)	(1,597)
The movements in the period were as follows:
Opening net debt as at 1 January	(1,281)	(1,550)	(1,550)
Cash flow before financing activities	98	547	134
Proceeds from issue of ordinary share capital	2	5	3
Proceeds from own shares	1	5	1
Purchase of own shares	(32)	(52)	(35)
Equity dividends paid	(198)	(269)	(162)
Termination of finance lease	-	5	-
Exchange adjustments	(1)	28	12
	(1,411)	(1,281)	(1,597)

On 15 June 2018 the Group replaced a $1 billion facility that had an expiry of 23 March 2021 with a $1 billion facility which expires on 14 June 2023.

7a.    Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount			Fair value
	30 June	31 December	1 July	30 June	31 December	1 July	Fair
	2018	2017	2017	2018	2017	2017	value
	$m	$m	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	31	25	16	31	25	16	Level 2
Investments	21	21	23	21	21	23	Level 3
Currency swaps	1	3	2	1	3	2	Level 2
	53	49	41	53	49	41
Financial assets not measured at fair value
Trade and other receivables	1,112	1,148	1,112
Cash at bank	99	169	69
	1,211	1,317	1,181
Total financial assets	1,264	1,366	1,222

Financial liabilities at fair value
Acquisition consideration	(105)	(104)	(45)	(105)	(104)	(45)	Level 3
Forward foreign exchange contracts	(20)	(45)	(31)	(20)	(45)	(31)	Level 2
Currency swaps	-	(1)	-	-	(1)	-	Level 2
Interest rate swaps	(5)	(2)	-	(5)	(2)	-	Level 2
Private placement debt	(195)	(198)	(200)	(195)	(198)	(200)	Level 2
	(325)	(350)	(276)	(325)	(350)	(276)
Financial liabilities not measured at fair value
Acquisition consideration	(37)	(56)	(49)
Bank overdrafts	(18)	(14)	(25)
Bank loans	(369)	(313)	(511)
Private placement debt	(925)	(925)	(925)	(906)	(931)	(941)	Level 2
Finance lease liabilities	-	-	(7)
Trade and other payables	(758)	(877)	(731)
	(2,107)	(2,185)	(2,248)
Total financial liabilities	(2,432)	(2,535)	(2,524)

There were no transfers between Levels 1, 2 and 3 during the half year ended 30 June 2018 and the year ended 31 December 2017.  Trade receivables at 1 January 2018 have been adjusted to reflect the IFRS 9 transition adjustment which increased the loss allowance based on the expected credit loss methodology by $14 million ($11 million net of tax) as outlined in Note 1. With the exception of private placement debt as presented above, the carrying amount of financial assets and liabilities not measured at fair value is considered to be a reasonable approximation of fair value. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short term nature. The fair values of long-term borrowings, which are not traded publicly, are estimated by discounting future contractual cashflows to net present values at the current market interest rates available to the Group for similar financial instruments. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

During the half year ended 30 June 2018, acquisition consideration reduced primarily due to payments of $20 million made in the period. The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of risk adjusted expected payments, discounted using a risk-free discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy.

7b.    Retirement benefit obligations

The discount rates applied to the future pension liabilities of the UK and US pension plans are based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. These have increased since 31 December 2017 by 10bps to 2.5% and 60bps to 4.1% respectively. This was partially offset by a decrease in asset performances resulting in a  remeasurement gain of $8 million recognised in Other Comprehensive Income.

8.      Definitions of and reconciliation to measures included within adjusted “trading” results

These Interim Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, tax rate on trading results, EPSA, trading cash flow, trading profit to trading cash conversion ratio, and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segment and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

Underlying revenue growth is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth (see Note 2), the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease measured by translating current and prior year revenue into US Dollars using the constant fixed rate.

Trading profit, trading profit margin and trading cash flow

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue, trading cash flow and trading profit to cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis and the cash cost to fund defined benefit pension schemes that are closed to future accrual are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and the one-off impact of US tax reform. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (‘EPS’).

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
30 June 2018 Reported	2,440	372	341	(67)	274	418	31.4
Acquisition-related costs	-	2	2	-	2	2	0.2
Restructuring and rationalisation costs	-	58	58	(14)	44	46	5.0
Amortisation and impairment of acquisition intangibles	-	57	57	(13)	44	-	5.1
Legal and other	-	18	19	(2)	17	99	2.0
Capital expenditure	-	-	-	-	-	(178)	-
30 June 2018 Adjusted	2,440	507	477	(96)	381	387	43.7

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
1 July 2017 Reported	2,336	414	383	(59)	324	438	37.0
Acquisition-related costs	-	2	2	(1)	1	(1)	0.2
Restructuring and rationalisation costs	-	-	-	-	-	13	-
Amortisation and impairment of acquisition intangibles	-	65	65	(24)	41	-	4.7
Legal and other	-	12	14	(4)	10	55	1.1
Capital expenditure	-	-	-	-	-	(178)	-
1 July 2017 Adjusted	2,336	493	464	(88)	376	327	43.0

[1]	Represents a reconciliation of operating profit to trading profit.
[2]	Represents a reconciliation of reported profit before tax to trading profit before tax.
[3]	Represents a reconciliation of reported tax to trading tax.

[4]	Represents a reconciliation of reported attributable profit to adjusted attributable profit.
[5]	Represents a reconciliation of cash generated from operations to trading cash flow.
[6]	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).

Restructuring and rationalisation costs: For the half year to 30 June 2018 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018.

For the half year to 1 July 2017 cash flows relate to the Group Optimisation plan that was announced in May 2014.

Amortisation and impairment of acquisition intangibles: For both the half years to 30 June 2018 and 1 July 2017, charges relate to the amortisation of intangible assets acquired in material business combinations.

Legal and other: For the half year to 30 June 2018 charges relate primarily to legal expenses for ongoing metal-on-metal hip claims and costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2020.

For the half year to 1 July 2017 the charges relate primarily to legal expenses for patent litigation with Arthrex and ongoing metal-on-metal hip claims.

9.      Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	Half year	Full year	Half year
	2018	2017	2017
Average rates
Sterling	1.38	1.29	1.26
Euro	1.21	1.13	1.08
Swiss Franc	1.03	1.02	1.01
Period-end rates
Sterling	1.31	1.35	1.30
Euro	1.16	1.20	1.14
Swiss Franc	1.01	1.02	1.04

Directors’ Responsibilities Statement

The Directors confirm that to the best of their knowledge:

•	this set of condensed consolidated Interim Financial Statements has been prepared in accordance with IAS 34 Interim Financial Statements as adopted by the European Union; and

•	that the interim management report herein includes a fair review of the information required by:

a.   DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b.   DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period, and any changes in the related party transactions described in the last annual report that could do so.

Apart from the retirements of Joseph Papa and Olivier Bohuon with effect from 12 April 2018 and 7 May 2018 respectively, and the appointment of Namal Nawana on 7 May 2018, the Board of Directors of Smith & Nephew plc are as listed in the Smith & Nephew plc 2017 Annual Report.

By order of the Board:

Namal Nawana	Chief Executive Officer	26 July 2018
Graham Baker	Chief Financial Officer	26 July 2018

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW PLC

Conclusion

We have been engaged by the company to review the condensed consolidated set of financial statements in the interim financial report for the period ended 30 June 2018 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the period ended 30 June 2018 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the interim financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the EU. The directors are responsible for preparing the condensed consolidated set of financial statements included in the interim financial report in accordance with IAS 34 as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated set of financial statements in the interim financial report based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Stephen Oxley

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London

E14 5GL

26 July 2018